Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2023 and September 30, 2022

Presented in Euros (Thousands)

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) AND COMPREHENSIVE (LOSS) INCOME

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022
Revenue	3, 19	22,574	20,899	70,162	61,053
Cost of revenue	3	(10,718)	(10,454)	(32,260)	(28,961)
Gross Profit		11,856	10,445	37,902	32,092

Selling, general and administrative expenses	3	(13,047)	(12,034)	(38,035)	(33,539)
Loss on remeasurement of derivative liability	3, 5	(82)	(101)	(261)	(101)
Gain on settlement of convertible debt	3, 5	231	—	435	—
Gain on remeasurement of consideration receivable	3	—	—	—	37
(Loss) gain on remeasurement of deferred consideration	4, 10	(1,095)	52	(387)	521
Operating (Loss)		(2,137)	(1,638)	(346)	(990)

Net interest expense and other financing charges	3	(450)	(246)	(1,414)	(524)
(Loss) Before Income Taxes		(2,587)	(1,884)	(1,760)	(1,514)

Income taxes	20	(364)	(114)	(1,290)	(1,114)
Net (Loss)		(2,951)	(1,998)	(3,050)	(2,628)

Items to be reclassified to net (loss):
Cumulative translation adjustment		(611)	2,211	(1,754)	4,396

Net Comprehensive (Loss) Income		(3,562)	213	(4,804)	1,768

Basic (Loss) Per Share		(0.13)	(0.09)	(0.14)	(0.12)
Diluted (Loss) Per Share		(0.13)	(0.09)	(0.14)	(0.12)

		Millions	Millions	Millions	Millions
Weighted average number of shares - basic		23.3	20.0	22.3	21.2
Weighted average number of shares - diluted		23.3	20.0	22.3	21.2

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		As at	As at
		September 30,	December 31,
	Note	2023	2022
Cash and cash equivalents	12	7,876	11,287
Trade and other receivables	13	17,826	16,628
Prepaid expenses and other assets	14	2,628	1,823
Total Current Assets		28,330	29,738
Property and equipment		663	660
Right-of-use assets		1,271	576
Intangible assets	11	39,413	41,705
Goodwill	4, 9	31,662	31,662
Other assets		47	47
Total Assets		101,386	104,388

Trade payables and other liabilities	15	18,801	19,549
Deferred revenue		564	746
Income taxes payable	20	1,367	1,113
Lease obligations on right of use assets		411	294
Deferred consideration	4, 10	1,511	1,176
Derivative liability	5	869	1,320
Convertible debt	5	3,588	—
Loans payable		—	109
Total Current Liabilities		27,111	24,307
Deferred income tax liabilities	20	1,201	1,201
Lease obligations on right of use assets		955	344
Convertible debt	5	—	6,648
Deferred consideration	4, 10	1,378	2,121
Other non-current liabilities		233	233
Total Liabilities		30,878	34,854

Share capital	6	118,670	109,902
Broker warrants	7	38	38
Shares to be issued		3,491	6,982
Contributed surplus		21,246	20,745
Accumulated deficit		(75,277)	(72,227)
Accumulated other comprehensive income		2,340	4,094
Total Equity		70,508	69,534
Total Liabilities and Equity		101,386	104,388

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Independent Lead Director

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

							Accumulated
							other
		Share	Shares to	Broker	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2022		100,285	13,746	38	18,385	(68,743)	2,484	66,195
Shares issued as consideration	6	1,426	—	—	—	—	—	1,426
Shares issued as deferred consideration	6	6,764	(6,764)	—	—	—	—	—
Exercise of deferred share units	6, 8	1,407	—	—	(1,407)	—	—	—
Exercise of stock options	6, 8	20	—	—	(6)	—	—	14
Share-based compensation	8	—	—	—	2,940	—	—	2,940
Net loss for the period		—	—	—	—	(2,628)	—	(2,628)
Other comprehensive income		—	—	—	—	—	4,396	4,396
Balance as at September 30, 2022		109,902	6,982	38	19,912	(71,371)	6,880	72,343

Balance as at January 1, 2023		109,902	6,982	38	20,745	(72,227)	4,094	69,534
Shares issued upon exercise of convertible debt	5, 6	2,127	—	—	—	—	—	2,127
Shares issued as deferred consideration	6, 10	4,595	(3,491)	—	—	—	—	1,104
Exercise of restricted share units	6, 8	1,353	—	—	(1,353)	—	—	—
Exercise of deferred share units	6, 8	217	—	—	(217)	—	—	—
Exercise of stock options	6, 8	476	—	—	(212)	—	—	264
Share-based compensation	8	—	—	—	2,283	—	—	2,283
Net loss for the period		—	—	—	—	(3,050)	—	(3,050)
Other comprehensive loss		—	—	—	—	—	(1,754)	(1,754)
Balance as at September 30, 2023		118,670	3,491	38	21,246	(75,277)	2,340	70,508

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Nine Months Ended September 30,
	Note	2023	2022
Operating Activities
Net loss		(3,050)	(2,628)
Add:
Net interest expense and other financing charges	3	1,414	524
Depreciation and amortization	3	9,309	5,934
Share based compensation	3, 8	2,283	2,940
Loss on remeasurement of derivative liability	5	261	—
Gain on settlement of convertible debt	5	(435)	—
Gain on remeasurement of consideration receivable		—	(37)
(Loss) gain on remeasurement of deferred consideration	4, 10	387	(521)
Deferred income tax recovery	20	—	(306)
		10,169	5,906
Change in working capital		(4,267)	1,364
Change in income taxes payable		292	435
Cash Flows From Operating Activities		6,194	7,705

Investing Activities
Purchases of property and equipment		(259)	(257)
Additions of intangible assets	11	(6,358)	(5,157)
Proceeds from sale of discontinued operations		—	91
Consideration paid upon business combination	4	—	(8,488)
Cash acquired from business combination	4	—	256
Prepaid consideration	4	—	(821)
Cash Flows Used In Investing Activities		(6,617)	(14,376)

Financing Activities
Proceeds from exercise of stock options	8	264	14
Repayment of convertible debt	5	(2,329)	—
Proceeds from convertible debt, net of costs	5	—	8,276
Repayment of lease liability		(240)	(112)
Repayment of loans		(110)	(654)
Interest income		—	13
Interest and financing fees	3	(188)	(165)
Cash Flows (Used In) Generated from Financing Activities		(2,603)	7,372

Effect of foreign currency exchange rate changes on cash and cash equivalents		(385)	476
Change in Cash and Cash Equivalents		(3,411)	1,177
Cash and cash equivalents at beginning of period		11,287	16,006
Cash and Cash Equivalents at end of period		7,876	17,183

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1   GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.  The Company acquired Oryx Gaming International LLC (“Oryx”) in 2018, Wild Streak LLC (“Wild Streak”) in 2021, and Spin Games LLC (“Spin”) in 2022.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2   SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2022, which are available at www.sedarplus.ca.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The significant accounting policies set out below have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for filing by the board of directors of the Company (the “Board”) on November 9, 2023.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3    (LOSS) BEFORE INCOME TAXES CLASSIFIED BY NATURE

The (loss) before income taxes is classified as follows:

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022
Revenue		22,574	20,899	70,162	61,053
Cost of revenue		(10,718)	(10,454)	(32,260)	(28,961)
Gross Profit		11,856	10,445	37,902	32,092

Salaries and subcontractors		(5,644)	(4,361)	(17,360)	(13,316)
Share based compensation	8	(999)	(843)	(2,283)	(2,940)
Total employee costs		(6,643)	(5,204)	(19,643)	(16,256)
Depreciation and amortization		(3,346)	(2,475)	(9,309)	(5,934)
IT and hosting		(987)	(1,018)	(3,024)	(2,076)
Professional fees		(777)	(1,155)	(2,063)	(2,903)
Corporate costs		(131)	(222)	(407)	(991)
Sales and marketing		(639)	(461)	(1,520)	(1,731)
Bad debt expense	13	245	(357)	333	(774)
Travel and entertainment		(111)	(186)	(503)	(451)
Transaction and acquisition costs		32	(362)	—	(708)
Other operational costs		(690)	(594)	(1,899)	(1,715)
Selling, General and Administrative Expenses		(13,047)	(12,034)	(38,035)	(33,539)

Loss on remeasurement of derivative liability	5	(82)	(101)	(261)	(101)
Gain on settlement of convertible debt	5	231	—	435	—
Gain on remeasurement of consideration receivable		—	—	—	37
(Loss) gain on remeasurement of deferred consideration	4, 10	(1,095)	52	(387)	521
Operating (Loss)		(2,137)	(1,638)	(346)	(990)

Interest income		—	4	—	13
Accretion on liabilities	4, 10	(469)	(232)	(1,431)	(266)
Foreign exchange gain (loss)		74	18	205	(106)
Interest and financing fees		(55)	(36)	(188)	(165)
Net Interest Expense and Other Financing Charges		(450)	(246)	(1,414)	(524)
(Loss) Before Income Taxes		(2,587)	(1,884)	(1,760)	(1,514)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4   ACQUISITION OF SPIN GAMES LLC

On June 1, 2022, the Company announced that it had acquired Spin.

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Spin in a cash and share transaction for an undiscounted purchase price of EUR 17,179 (USD 18,402). Pursuant to the transaction, the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive EUR 4,347 (USD 4,657) worth of common shares of the Company over the next three years. The fair value of the deferred consideration was determined using a put option pricing model with volatility of between 71.4% and 80.9%, annual dividend rate of 0%, and time to maturity of 1-3 years.

Concurrently with the payment of consideration on June 1, 2022, EUR 661 of loans payable to the sellers of Spin were settled in cash.

The fair value allocations which follow are based on the preliminary purchase price allocations conducted by management.

Balances
Purchase price:
Prepaid consideration	2,138
Cash paid upon business combination	8,488
Shares	1,426
Deferred consideration	4,003
Total purchase price	16,055

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	266
Trade and other receivables	405
Prepaid expenses and other assets	105
Property and equipment	107
Right-of-use assets	177
Trade payables and other liabilities	(923)
Deferred revenue	(364)
Lease obligations on right of use assets - current	(88)
Loans payable	(773)
Lease obligations on right of use assets - noncurrent	(89)
Net assets acquired and liabilities assumed	(1,177)

Fair value of intangible assets:
Intellectual property	1,471
Customer relationships	8,131
Gaming licences	164
Brand	462
Trademarks	70
Goodwill	6,934

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4	ACQUISITION OF SPIN GAMES LLC (CONTINUED)

In the three and nine months ended September 30, 2023, an accretion expense of EUR 51 and EUR 309, respectively (three and nine months ended September 30, 2022: EUR 93 and EUR 127, respectively) relating to deferred consideration was recorded in the interim unaudited condensed consolidated statements of (loss) and comprehensive (loss) income.

In the three and nine months ended September 30, 2023, a (loss) gain on remeasurement of deferred consideration of EUR (1,095) and EUR (387), respectively (three and nine months ended September 30, 2022: EUR 52 and EUR 521, respectively) was recorded in the interim unaudited condensed consolidated statements of (loss) and comprehensive loss (income).

On June 1, 2023, the Company settled the first tranche of deferred consideration in stock amounting to EUR 1,112.

As at September 30, 2023, the Company measured the present value of deferred consideration  to be paid in common shares of EUR 1,511 and EUR 1,378 recorded in current and non-current liabilities, respectively (December 31, 2022: EUR 1,176 and EUR 2,121 in current and non-current liabilities, respectively).

The present value of deferred consideration is measured by determining the period-end share price and the discount for lack of marketability (“DLOM”) applying Finnerty’s average-strike put option model (2012) applying a annual dividend rate of 0.0% and volatility of between 51.2% and 61.0% resulting in a DLOM of 9.5% and 17.1% for the second and third anniversary settlement of consideration, respectively.

Pro-forma revenues and net loss for the comparative period in 2022

On a pro-forma basis Spin generated revenue of EUR 842 and EUR 2,308 for the three and nine months ended September 30, 2022, respectively. This would have resulted in consolidated revenues of EUR 20,899 and EUR 62,256 for three and nine months ended September 30, 2022, respectively.

On a pro-forma basis Spin contributed net loss of EUR 1,088 and EUR 2,080 for the three and nine months ended September 30, 2022, respectively. This would have resulted in consolidated net loss of EUR 1,998 and EUR 3,456 for the three and nine months ended September 30, 2022, respectively.

5   CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a convertible security funding agreement (the “funding agreement”) for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a convertible debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the convertible debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Common shares of the Company issued upon conversion are subject to a 120-day lock-up period following deal close.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	CONVERTIBLE DEBT (CONTINUED)

The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20th of the outstanding balance or USD 1,000 if exchange volume is above a specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the convertible debt, subject to a partial conversion right in favor of Lind to convert up to one-third of the outstanding amount into common shares of the Company in such circumstances. In connection with the convertible debt, Lind was issued warrants to purchase up to 979,048 common shares of the Company at a price of CAD 9.28 per share for a period of 60 months (Note 7).

The value of the convertible debt is equal to the value of the debt-like host instrument based on market participants’ current required yield for debt-like instruments with similar credit quality and terms (excluding the buy-back or conversion options), plus the value of the embedded derivatives.

The host debt component is fair valued by discounting the value of the expected future cash flows under the terms of the Funding Agreement using a market cost of debt of 7.5% for an equivalent non-convertible bond. The fair value of the convertible debt without the embedded derivatives (the “Host Debt”) has been estimated by reference to the income approach using a discounted cash flow (“DCF”) method. Using this approach, the present value of the Host Debt on September 5, 2022 was determined to be EUR 8,723 (USD 8,653).

On September 5, 2022, to value the embedded derivatives, representing the conversion options (“Conversion Options”), option pricing methodology by reference to a Monte Carlo Simulation model (“MCS”) has been applied as a series of 20 call options with a strike price of 87.5% of the 5-day future VWAP immediately prior to each conversion date. Key valuation inputs and assumptions used in the MCS are stock price of CAD 6.188, expected life of between 0.42 and 2.00 years, annualized volatility of between 65.32% and 75.54%, annual risk-free rate of between 3.6% and 3.7%, and annual dividend yield of 0.0%. Based on the average value from 10,000 simulated trials the aggregate fair value of the Conversion Options on September 5, 2022 was calculated as EUR 1,483 (CAD 1,935).

The aggregate fair value of the Host Debt and Conversion Options exceeds the transaction price of EUR 8,770. Therefore, under the provisions of IFRS 9, the embedded derivatives (being the Conversion Options) were fair valued first and the Host Debt was allocated the residual balance. The warrants component of the Convertible Debt was allocated the residual interest of EUR nil.

The Company incurred transaction costs of EUR 717 related to the issuance of the convertible debt and were allocated proportionally to the Host Debt and Conversion Options in the amount of EUR 596 and EUR 121, respectively. All costs allocated to the Conversion Options were expensed as transaction and acquisition costs under selling, general and administrative expenses in the consolidated statements of (loss) and comprehensive (loss) income.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	CONVERTIBLE DEBT (CONTINUED)

	Convertible debt	Derivative liability	Total
Balance at issuance - September 5, 2022	7,287	1,483	8,770
Issuance costs	(596)	—	(596)
Accretion expense	448	—	448
Gain on remeasurement of derivative liability	—	(13)	(13)
Effect of movement in exchange rates	(491)	(150)	(641)
Balance as at December 31, 2022	6,648	1,320	7,968

Accretion expense	1,122	—	1,122
Loss on remeasurement of derivative liability	—	261	261
Gain on settlement of convertible debt	—	(435)	(435)
Shares issued upon exercise of convertible debt	(1,841)	(286)	(2,127)
Repayment of convertible debt	(2,329)	—	(2,329)
Effect of movement in exchange rates	(12)	9	(3)
Balance as at September 30, 2023	3,588	869	4,457

On December 31, 2022, the aggregate fair value of the Conversion Options was calculated as EUR 1,320 (CAD 1,906). Key valuation inputs and assumptions used are stock price of CAD 6.188, expected life of between 0.09 and 1.68 years, annualized volatility of between 44.73% and 56.45%, annual risk-free rate of between 4.2% and 4.6%, and annual dividend yield of 0.0%.

On September 30, 2023, the aggregate fair value of the Conversion Options was calculated as EUR 869 (CAD 1,237). Key valuation inputs and assumptions used are closing stock price on September 30, 2023 of CAD 6.570, 5-day VWAP of CAD 6.409, expected life of between 0.04 and 0.88 years, annual risk-free rate of between 5.4% and 5.6%, and annual dividend yield of 0.0%.

For the three and nine months ended September 30, 2023, an accretion expense of EUR 443 and EUR 1,122, respectively, was recognised in net interest expense and other financing charges (three and nine months ended September 30, 2022: EUR 133) in respect of the Host Debt component. For the three and nine months ended September 30, 2023, a loss of EUR 82 and EUR 261 on remeasurement of derivative liability (three and nine months ended September 30, 2022: EUR 101) was recognised in the interim unaudited condensed consolidated statements of (loss) and comprehensive income (loss).

During the three and nine months ended September 30, 2023, nil and 617,357 shares, respectively, were issued upon exercise of convertible debt (three and nine months ended September 30, 2022: EUR nil) (Note 6). The Company also elected to settle USD 2,500 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 2,575. These transactions represented USD 4,500 of the total face value of USD 10,000 convertible debt as at September 30, 2023.

Immediately prior to any conversion, the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 4.090 and 7.190, 5-day VWAP of between CAD 4.026 and 7.343, expected life of between nil and 1.58 years, annual risk-free rate of between 4.2% and 5.8%, and annual dividend yield of 0.0%.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	CONVERTIBLE DEBT (CONTINUED)

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the interim unaudited condensed statements of changes in equity. Upon exercise, during the three and nine months ended September 30, 2023, EUR nil and EUR 1,841, respectively, of host debt liability, and EUR nil and  EUR 286, respectively, of derivative liability was transferred to share capital in the interim unaudited condensed consolidated statements of changes in equity for a total of EUR nil and EUR 2,127, respectively (three and nine months ended September 30, 2022: EUR nil).

6    SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2022	Balance		19,956,034	100,285
March 17, 2022, to June 22, 2022	Issuance of share capital upon exercise of FSOs	8	7,800	20
March 22, 2022	Issuance of share capital upon exercise of DSUs	8	97,045	1,407
June 1, 2022	Shares issued on completion of private placement		285,135	1,426
June 16, 2022	Shares issued upon completion of Oryx earn-out		761,754	6,764
September 30, 2022	Balance		21,107,768	109,902

January 1, 2023	Balance		21,107,968	109,902
January 10, 2023 to September 25, 2023	Issuance of share capital upon exercise of FSOs	8	68,000	476
April 6, 2023	Issuance of share capital upon exercise of DSUs	8	38,334	217
June 28, 2023 to August 23, 2023	Issuance of share capital upon exercise of RSUs	8	115,000	1,353
January 13, 2023 to May 4, 2023	Shares issued upon exercise of Convertible Debt	5	617,357	2,127
June 1, 2023	Shares issued upon settlement of deferred consideration for Spin acquisition	4	357,739	1,104
June 8, 2023	Shares issued upon settlement of deferred consideration for Wild Streak acquisition		393,111	3,491
September 30, 2023	Balance		22,697,509	118,670

The Company’s common shares have no par value.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of	Broker
Number of Warrants		convertible debt	warrants

January 1, 2022	Balance	—	16,686
September 5, 2022	Issue of warrants	979,048	—
September 30, 2022	Balance	979,048	16,686

January 1, 2023 and September 30, 2023	Balance	979,048	16,886

Each unit consists of the following characteristics:

	Warrants
	issued as part of	Broker
	convertible debt	warrants
Number of shares	1	1
Number of Warrants	—	0.5
Exercise price of unit (CAD)	9.28	7.00

Warrants issued upon completion of Financing Arrangement

Upon completion of the financing arrangement (Note 5) on September 5, 2022, 979,048 warrants were issued with an exercise price of CAD 9.28 per warrant, each convertible to one common share of the Company and expiring 5 years after the issuance date. Under the acceleration provisions of the warrants agreement, if the common shares of the Company trade at or above CAD 11.60 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise their warrants before the end of 21 days, otherwise 50% of the warrants expire. Similarly, if the common shares of the Company trade at or above CAD 18.56 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise all their warrants before the end of 21 days, otherwise all the warrants expire.

Upon allocating the transaction price of the financing arrangement between its components of host debt liability, derivative liability and warrants, the combined fair value of the host debt liability and derivative liability exceeded the transaction price. Therefore, no residual fair value was allocated to the warrant component of the instrument in the interim unaudited condensed consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following table summarizes information about the OEIP.

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2022	246,945	235,000	1,816,302	8.95
Granted	125,000	503,000	458,797	7.76
Exercised	(97,045)	—	(7,800)	2.30
Forfeited / Cancelled	—	—	(170,538)	14.65
Balance as at September 30, 2022	274,900	738,000	2,096,761	8.25

Balance as at January 1, 2023	274,900	738,000	2,118,395	8.23
Granted	24,000	187,500	108,477	7.54
Exercised	(38,334)	(115,000)	(68,000)	5.45
Forfeited / Cancelled	—	—	(135,867)	10.10
Balance as at September 30, 2023	260,566	810,500	2,023,005	8.15

The following table summarizes information about the outstanding share options as at September 30, 2023:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD

2.30 - 5.00	229,100	1	3.10	229,100	3.10
5.01 - 5.60	135,000	0	5.60	135,000	5.60
5.61 - 8.62	1,182,606	5	7.78	918,488	7.90
8.63 - 33.30	476,299	7	12.23	347,800	12.33
	2,023,005	5	8.15	1,630,388	7.98

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at September 30, 2022:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD

2.30 - 5.00	246,725	2	3.05	226,042	3.06
5.01 - 5.60	200,000	1	5.60	200,000	5.60
5.61 - 8.62	1,091,655	5	7.78	752,360	7.93
8.63 - 33.30	558,381	8	12.42	219,576	12.67
	2,096,761	5	8.25	1,397,978	7.55

Fixed Stock Options (“FSOs”)

During the three and nine months ended September 30, 2023, a share-based compensation charge of EUR 158 and EUR 576, respectively (three and nine months ended September 30, 2022: EUR 448 and EUR 1,686 respectively) has been recognized in the interim unaudited condensed consolidated statements of (loss) and comprehensive (loss) income.

During the three and nine months ended September 30, 2023, the Company granted 83,477 and 108,477 share options with a weighted average exercise price of CAD 7.38 - CAD 8.08 and a fair value of EUR 1,038 and EUR 1,108, respectively (three and nine months ended September 30, 2022: 185,797 and 458,797 share options with a weighted average exercise price of CAD 6.50 – CAD 7.76 and a fair value of EUR 437 and EUR 1,343, respectively.).

The assumptions used to measure the grant date fair value of FSO under the Black-Scholes valuation model for the three and nine months ended September 30, 2023 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.3 - 64.5
Risk-free interest rate (%)	2.91 - 4.36
Expected life of options (years)	5.0
Share price (CAD)	7.55 - 7.56
Forfeiture rate (%)	0.0

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8SHARE BASED COMPENSATION (CONTINUED)

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the three and nine months ended September 30, 2022 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.2 - 64.7
Risk-free interest rate (%)	2.2 - 3.3
Expected life of options (years)	5.0
Share price (CAD)	5.84 - 8.18
Forfeiture rate (%)	0.0

During the three and nine months ended September 30, 2023, 65,550 and 68,000 common shares of the Company, respectively, were issued upon exercise of fixed stock options (three and nine months ended September 30, 2022: 1,900 and 7,800 common shares, respectively). Upon exercise of fixed stock options, for the three and nine months ended September 30, 2023, EUR EUR 212 (three and nine months ended September 30, 2022: EUR 1 and EUR 6, respectively) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the three and nine months ended September 30, 2023, totaled EUR 260 and EUR 264 (three and nine months ended September 30, 2022: EUR 4 and EUR 14, respectively).

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three and nine months ended September 30, 2023, 24,000 DSUs were granted with a fair value of CAD 7.00 per unit determined as the share price at the date of grant (three and nine months ended September 30, 2022: nil and 125,000 DSUs with a fair value of CAD 8.18 per unit determined as the share price on the date of grant).

During the three and nine months ended September 30, 2023, a share-based compensation charge of EUR 152 and EUR 266, respectively (three and nine months ended September 30, 2022: EUR 133 and EUR 507, respectively) has been recognized in the interim unaudited condensed consolidated statements of (loss) and comprehensive (loss) income.

During the three and nine months ended September 30, 2023, nil and 38,334 common shares were issued upon exercise of DSUs (three and nine months ended September 30, 2022: nil and 97,045). For the three and nine months ended September 30, 2023, upon exercise of DSUs, nil and EUR 217 (three and nine months ended September 30, 2022: nil and EUR 1,407, respectively) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

Restricted Share Units (“RSUs”)

During the three and nine months ended September 30, 2023, nil and 187,500 were granted with a fair value of CAD 5.25 per unit determined as the share price on the date of grant (three and nine months ended September 30, 2022: 423,000 and 503,000, respectively, with a fair value of CAD 5.56 – CAD 7.94 per unit determined as the share price at the date of grant).

During the three and nine months ended September 30, 2023, a share-based compensation charge of EUR 688 and EUR 1,441 respectively (three and nine months ended September 30, 2022: EUR 262 and EUR 747, respectively) has been recognized in the interim unaudited condensed consolidated statements of (loss) and comprehensive (loss) income.

During the three and nine months ended September 30, 2023, 75,000 and 115,000 common shares were issued upon exercise of RSUs (three and nine months ended September 30, 2022: nil). For the three and nine months ended September 30, 2023, upon exercise of RSUs, EUR 1,139 and EUR 1,353 respectively (three and nine months ended September 30, 2022: nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

9   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2022	24,728
Goodwill recognized upon acquisition of Spin Games LLC (Note 4)	6,934
As at December 31, 2022 and September 30, 2023	31,662

The carrying amount of goodwill is attributed to the acquisitions of Oryx, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2022 and concluded that there was no impairment.

Key Assumptions

The recoverable amount was determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the Board and covering a five-year period and an after-tax discount rate of 17.5% (pre-tax rate 24.1%) per annum. The cash flows beyond the five-year period have been extrapolated using a steady 3.0% per annum growth rate.

The cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10   DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2022	—
Deferred consideration payable upon business combination (Note 4)	4,003
Accretion expense	316
Loss on remeasurement of deferred consideration	(804)
Effect of movement in exchange rates	(218)
Balance as at December 31, 2022	3,297

Accretion expense	309
Loss on remeasurement of deferred consideration	387
Shares issued as deferred consideration	(1,104)
Balance as at September 30, 2023	2,889

Spin Games LLC

The Company completed the acquisition of Spin effective on June 1, 2022. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The DLOM on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the three and nine months ended September 30, 2023, an accretion expense of EUR 51 and EUR 309, respectively (three and nine months ended September 30, 2022: EUR 93 and EUR 127 respectively) was recorded in the interim unaudited condensed consolidated statements of (loss) and comprehensive (loss) income.

In the three and nine months ended September 30, 2023, a loss on remeasurement of deferred consideration of EUR 1,095 and EUR 387, respectively (three and nine months ended September 30, 2022: gain on remeasurement of deferred consideration of EUR 52 and EUR 521 respectively) was recorded in the interim unaudited condensed consolidated statements of (loss) and comprehensive (loss) income.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2021	15,223	6,186	16,584	1,692	64	39,749
Additions	659	6,709	—	—	9	7,377
Acquired through business combination (Note 4)	1,471	—	8,131	462	234	10,298
Effect of movement in exchange rates	369	(14)	758	23	2	1,138
Balance as at December 31, 2022	17,722	12,881	25,473	2,177	309	58,562
Additions	—	6,358	—	—	—	6,358
Effect of movement in exchange rates	82	3	139	5	1	230
Balance as at September 30, 2023	17,804	19,242	25,612	2,182	310	65,150

Accumulated Amortization
Balance as at December 31, 2021	3,890	2,411	2,166	431	6	8,904
Amortization	2,238	3,161	2,186	350	46	7,981
Effect of movement in exchange rates	(17)	(4)	(2)	(2)	(3)	(28)
Balance as at December 31, 2022	6,111	5,568	4,350	779	49	16,857
Amortization	1,826	3,954	2,430	497	72	8,779
Effect of movement in exchange rates	(78)	20	61	6	92	101
Balance as at September 30, 2023	7,859	9,542	6,841	1,282	213	25,737

Carrying Amount
Balance as at December 31, 2022	11,611	7,313	21,123	1,398	260	41,705
Balance as at September 30, 2023	9,945	9,700	18,771	900	97	39,413

12   CASH AND CASH EQUIVALENTS

As at September 30, 2023 and December 31, 2022, cash and cash equivalents consisted of cash held in banks, marketable investments with an original maturity date of 90 days or less from the date of acquisition, and prepaid credit cards.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	September 30,	December 31,
	2023	2022
Trade receivables	17,797	16,231
Sales tax	29	397
Trade and other receivables	17,826	16,628

The following is an aging of the Company’s trade receivables:

	As at	As at
	September 30,	December 31,
	2023	2022
Less than one month	16,788	15,759
Between two and three months	979	1,313
Greater than three months	2,132	1,594
	19,899	18,666
Provision for expected credit losses	(2,102)	(2,435)
Trade receivables	17,797	16,231

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade receivables:

Balance as at December 31, 2021	2,415
Net additional provision for doubtful debts	(629)
Provision for late interest receivable	649
Balance as at December 31, 2022	2,435
Net additional provision for doubtful debts	(333)
Balance as at September 30, 2023	2,102

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14   PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	September 30,	December 31,
	2023	2022
Prepayments	1,969	1,636
Deposits	48	59
Other assets	611	128
Prepaid expenses and other assets	2,628	1,823

15	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	September 30,	December 31,
	2023	2022
Trade payables	2,730	4,327
Accrued liabilities	15,718	14,817
Other payables	353	405
Trade payables and other liabilities	18,801	19,549

16	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Strategy Officer and Chief Technology Officer. Two key management employees are also shareholders in the Company.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions with Shareholders, Key Management Personnel and Members of the Board

Transactions recorded in the consolidated statements of (loss) and comprehensive (loss) income between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue	19	22	71	76
Salaries and subcontractors	(1,763)	(895)	(3,461)	(2,507)
Share based compensation	(916)	(555)	(1,985)	(1,588)
Professional fees	(51)	—	(72)	(22)
	(2,710)	(1,428)	(5,446)	(4,041)

During the period, the Company incurred one-off costs relating to the termination of key executives included within salaries and subcontractors of EUR 607 and share based compensation of EUR 456.

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of (loss) and comprehensive (loss) income between the Company and these employees are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Salaries and subcontractors	(614)	(446)	(2,239)	(768)
Share based compensation	(16)	—	(61)	—
(Loss) gain on remeasurement of deferred consideration	(1,094)	51	(387)	521
Interest and financing fees	(51)	(94)	(309)	(127)
	(1,775)	(489)	(2,996)	(374)

Balances due to/from key management personnel, members of the Board and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	September 30,	December 31,
	2023	2022
Consolidated statements of financial position
Trade and other receivables	6	8
Trade payables and other liabilities	(2,596)	(2,019)
Deferred consideration - current	(1,511)	(1,176)
Deferred consideration - non-current	(1,378)	(2,121)
Net related party payable	(5,479)	(5,308)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

Other transactions with Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	September 30,	September 30,
	2023	2022
Consolidated statements of cash flows
Consideration paid upon business combination	—	(8,488)
Prepaid consideration	—	(821)
Loan payment to the vendor of Spin	—	(664)
Net cash outflow	—	(9,973)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Consolidated statements of changes in equity
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	—	—	(3,491)	(6,764)
Share capital	—	—	3,491	6,764
Shares issued as consideration to Spin Vendors
Share capital	—	—	1,104	1,426
Net movement in equity	—	—	1,104	1,426

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	September 30,	December 31,
	2023	2022
Trade receivables	17,797	16,231

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	September 30,	December 31,
	2023	2022
Trade payables	2,730	4,327
Accrued liabilities	15,718	14,817
Convertible debt	3,588	6,648
Loans payable	—	109
Other liabilities	353	405
Lease obligations on right of use assets	1,366	638
	23,755	26,944

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	September 30, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	7,876	—	—	7,876	11,287	—	—	11,287

Financial liabilities
Fair value through profit and loss:
Derivative liability	—	869	—	869	—	1,320	—	1,320
Deferred consideration	—	2,889	—	2,889	—	3,297	—	3,297
Other liabilities	—	—	74	74	—	—	74	74

Fair value through other comprehensive income:
Other liabilities	—	—	160	160	—	—	160	160

There were no transfers between the levels of the fair value hierarchy during the periods.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2023:

	2023	2024	2025	2026	Thereafter	Total
Trade payables and other liabilities	18,801	—	—	—	—	18,801
Lease obligations on right of use assets	353	362	339	192	265	1,511
Convertible debt	—	5,192	—	—	—	5,192
Other non-current liabilities	—	2	2	4	575	583
	19,154	5,556	341	196	840	26,087

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The risk related to cash and cash equivalents is reduced by policies and guidelines that require that the Company enters into transactions only with counterparties or issuers that have a minimum long term “BBB” credit rating from a recognized credit rating agency. The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk (continued)

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at September 30, 2023:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	16,788	979	2,132	19,899
Expected loss rate		3.42%	2.51%	70.51%	10.56%
Expected loss provision	13	574	25	1,503	2,102

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2022:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	15,759	1,313	1,594	18,666
Expected loss rate		3.46%	40.21%	85.45%	13.05%
Expected loss provision	13	545	528	1,362	2,435

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the three and nine months ended September 30, 2023, one customer (three and nine months ended September 30, 2022: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 6,328 and EUR 22,805 for the three and nine months period ended September 30, 2023 respectively (three and nine months ended September 30, 2022: EUR 8,327 and EUR 27,224 respectively).

As at September 30, 2023, one customer (December 31, 2022: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totaled EUR 4,570 (December 31, 2022: EUR 6,138).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Nine Months Ended September 30,
Cash flows arising from movement in:	2023	2022
Trade and other receivables	(1,185)	(3,077)
Prepaid expenses and other assets	(794)	(778)
Deferred revenue	(184)	588
Trade payables and other liabilities	(2,104)	4,595
Other liabilities - non-current	—	36
Changes in working capital	(4,267)	1,364

For the nine months ended September 30, 2023, cash flows arising from movement in prepaid expenses and other assets excludes nil (nine months ended September 30, 2022: EUR 821) in prepaid consideration.

19   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B online gaming.

The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies (Note 2). The Company measures each reportable operating segment’s performance based on adjusted EBITDA. No reportable operating segment is reliant on any single external customer.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Netherlands	7,270	8,987	25,352	28,237
Curacao	4,525	4,703	14,222	12,446
Malta	4,641	3,321	13,718	10,225
USA	1,179	1,356	3,380	2,611
Croatia	1,329	1,029	3,245	2,300
Germany	1,040	282	2,524	458
Serbia	383	422	1,377	1,068
Others	2,205	799	6,344	3,708
Revenue	22,574	20,899	70,162	61,053

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19   SEGMENT INFORMATION (CONTINUED)

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	September 30,	December 31,
	2023	2022
United States	72,156	73,611
Other	900	1,039
Non-current assets	73,056	74,650

20   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	September 30,	December 31,
	2023	2022
Income taxes payable	1,367	1,113
Deferred income tax liabilities	1,201	1,201

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Current period	364	290	1,290	1,315
Adjustment in respect of prior periods	—	(158)	—	105
Current income taxes	364	132	1,290	1,420
Deferred income tax recovery	—	(18)	—	(306)
Deferred income tax recovery	—	(18)	—	(306)
Income taxes	364	114	1,290	1,114

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20   INCOME TAXES (CONTINUED)

There is no income tax expense recognized in other comprehensive income (loss).

	As at	As at
	September 30,	December 31,
	2023	2022
Intangible assets	1,201	1,201
Deferred income tax liabilities	1,201	1,201

The effective income tax rates in the interim unaudited condensed consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Nine Months Ended September 30,
	2023	2022
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	5.2	5.2
Impact of foreign currency translation	5.6	—
Non-deductible and non-taxable items	(43.9)	(58.7)
Remeasurement of deferred consideration	—	9.1
Change in tax benefits not recognized	(66.5)	(61.6)
Adjustments in respect of prior periods	(0.2)	3.7
Other	—	2.2
Effective Income Tax Rate Applicable to Loss Before Income Taxes	(73.3)	(73.6)

21	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

22	SUBSEQUENT EVENTS

Between the reporting date and the date of these interim unaudited condensed consolidated financial statements, Lind delivered notices to convert debt to common shares with a face value totalling USD 1,000. The Company elected to settle USD 1,000 of the debt in cash upon delivery of cash in-lieu of shares conversion notice for a total of USD 1,030 and was settled in full.